SELFRIDGES&Co

02 OCT 25 AM 9:30

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

02055428

17 October 2002

Dear Sirs

SUPPL

Re: Selfridges File No: 82-4818

Please find enclosed herewith a copy of a recent announcement made to the London Stock Exchange on 16 October 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Encs.

dlw 10/29

RNS | The company news service from the London Stock Exchange

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Full Text Announcement

Company	Selfridges PLC
TIDM	SLF
Headline	Director Shareholding
Released	14:52 16 Oct 2002
Number	5704C

Directors' Shareholding

Selfridges announces that Alun Cathcart, Non-executive Chairman, Vittorio Radice, Chief Executive and Peter Williams, Finance Director purchased shares in the Company, today, at 245p per share. The holdings of these directors in the ordinary share capital of the Company have therefore changed as follows:

Name	Initial Interest	No. of shares purchased	Resultant holding
A Cathcart	45,000	5,000	50,000
V Radice	150,000	4,000	154,000
P Williams	85,152	2,025	87,177

END

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